Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$256,264	$557,621	$683,083	$1,334,572	$1,166,463	$901,490	$740,127
Adjustments:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	49,439	57,218	109,911	96,572	80,053	71,100	62,482
Amortization of deferred loan costs	1,313	1,168	2,143	1,793	1,511	1,888	1,457
Portion of rents representative of interest factor	20,919	17,689	41,839	35,378	29,000	25,609	21,507
Loss (income) of equity investees	108	(245)	(1,529)	2,596	1,059	(161)	(1,935)
Amortization of previously capitalized interest	131	131	262	278	282	304	280

Income as adjusted	$328,174	$633,582	$835,709	$1,471,189	$1,278,368	$1,000,230	$823,918

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$49,439	$57,218	$109,911	$96,572	$80,053	$71,100	$62,482
Capitalized interest					436	178
Amortization of deferred loan costs	1,313	1,168	2,143	1,793	1,511	1,888	1,457
Portion of rents representative of interest factor	20,919	17,689	41,839	35,378	29,000	25,609	21,507

Fixed charges	$71,671	$76,075	$153,893	$133,743	$111,000	$98,775	$85,446

RATIO OF EARNINGS TO FIXED CHARGES	4.58x	8.33x	5.43x	11.00x	11.52x	10.13x	9.64x